LJ INTERNATIONAL INC.
UNIT #12, 12/F, BLOCK A
FOCAL INDUSTRIAL CENTRE
21 MAN LOK STREET
HUNG HOM, KOWLOON, HONG KONG

July 31, 2003

VIA EDGAR TRANSMISSION AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Lisa Beth Chessin

Re:	LJ International Inc. Withdrawal of Registration Statement on Form F-1 (File No. 333-90016, filed November 22, 2002)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), LJ International Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of LJ International Inc. Registration Statement on Form F-1 (File No. 333-90016) as originally filed November 22, 2002 and all exhibits thereto (the “Registration Statement”).

     LJ International Inc. is hereby requesting such withdrawal due to the mutual termination on July 23, 2003 of the Common Stock Purchase Agreement between LJ International Inc. and Navigator Investments Holding IX Limited, to which the Registration Statement related.

     LJ International Inc. hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.

     Accordingly, LJ International Inc. hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, LJ International Inc. receives notice from the Commission that this application will not be granted.

United States Securities and Exchange Commission
July 31, 2003

     LJ International Inc. respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to LJ International Inc.’s account for future use.

     If you have any questions or comments regarding this request for withdrawal, please contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at (303) 770-7131.

Sincerely,

LJ INTERNATIONAL INC.

By:	/s/ RINGO HON TAK NG

Ringo Hon Tak Ng, Chief Financial Officer

cc: Andrew N. Bernstein, Esq.